In blind studies conducted in April & May 2022 we found that...

(Watch the video here: budlove.com/blindstudies)

8 OUT OF 10

Tokers preferred Bud Love

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9 OUT OF 10

Anxious Smokers preferred Bud Love

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9 OUT OF 10

Budtenders would recommend Bud Love

MAKES · BUD · BETTER

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Bud Love™

MAKES BUD *BETTER*

The Premium Herbal+ Mixer for a happier, smoother, and more personalized experience.

Introducing

Bud Love™

The **Premium Herbal+ Mixer** designed to be combined with your favorite bud and enjoyed together like the mixer in a cocktail.



Bud Love is made by infusing ancient herbs with rich natural flavors and precious cannabinoids. Why? Because every bud, needs some love.

Our unique formulations improve your experience, complementing your favorite flower and bringing out its best qualities. If you love bud, then Bud Love is for you.

Mix Bud Love and flower in whatever amounts work best for you, whether you're chilling with friends, attending a social event or going for a hike. Experiment and find your own Love Ratio.

Choose from a variety of delicious flavors for a perfect match with your favorite strain.
Blend & enjoy!

BUD LOVE MAKES BUD *BETTER*

CUSTOM BUZZ

Mix 50/50 to find your zen. Add more to get social or focused.

MORE HAPPY

Feel more relaxed and mellow, less anxious or worried.

SILKY SMOOTH

Enjoy our delicious flavors with no irritation or coughing.

BUD LONGER

Add Bud Love, use less bud, but keep the buzz. Make your flower go farther.

MAKES BUD BETTER



B + [bud] = MIX IT 50/50
OR MORE & ENJOY!

B 50%	50% bud	=	FIND ZEN
B 75%	25% bud	=	BE SOCIAL
B 90%	10% bud	=	GET FOCUSED

Cannabis & nicotine free.

Choose from our delicious flavors – classic, more fruity, natural, and even tobacco flavored for those who enjoy a spliff.

NEUTRAL
All Strains

ACTIVE
Sativa

INSPIRED
Hybrid

RELAXED
Indica

CLASSIC PROFILE


Bud Love
PREMIUM HERBAL+ MIXER
1.5G
NEUTRAL

Unflavored


Bud Love
PREMIUM HERBAL+ MIXER
1.5G
ACTIVE

Dutch Treat


Bud Love
PREMIUM HERBAL+ MIXER
1.5G
INSPIRED

Super Lemon Haze


Bud Love
PREMIUM HERBAL+ MIXER
1.5G
RELAXED

Granddaddy Purple

SWEET PROFILE


Bud Love
PREMIUM HERBAL+ MIXER
1.5G
NEUTRAL

Tobacco Flavor


Bud Love
PREMIUM HERBAL+ MIXER
1.5G
ACTIVE

Tropical Shipwreck


Bud Love
PREMIUM HERBAL+ MIXER
1.5G
INSPIRED

Blackberry Bhang


Bud Love
PREMIUM HERBAL+ MIXER
1.5G
RELAXED

Apple Scout Cookies

Try it today!

@BUDLOVEMIXER
BUDLOVE.COM

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